As filed with the Securities and Exchange Commission on March 19, 2021

Registration No. 333-250891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.  ☐

Post-Effective Amendment No. 1  ☒

(Check appropriate box or boxes)

Oaktree Specialty Lending Corporation

(Exact Name of Registrant as Specified in Charter)

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices)

(213) 830-6300

(Area Code and Telephone Number)

Mary Gallegly

Oaktree Specialty Lending Corporation

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(Name and Address of Agent for Service)

Copies to:

William J. Tuttle

Erin M. Lett

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

Telephone: (202) 416-6800

Fax: (202) 416-6899

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed document.

Calculation of Registration Fee under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.01 per share	45,000,000 shares	N/A	$218,643,419	$23,854

(1)

The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(c) and Rule 457(f)(1) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is equal to: (1) $7.42, the average of the high and low prices per share of the common stock of Oaktree Strategic Income Corporation (the securities to be cancelled in the mergers) on November 19, 2020, as reported on The Nasdaq Global Select Market, multiplied by (2) 29,466,768, the maximum number of shares of common stock of Oaktree Strategic Income Corporation that may be exchanged for shares of the registrant’s common stock in accordance with the terms of the merger agreement.

(3)	Based on a rate of $109.10 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-250891) of Oaktree Specialty Lending Corporation (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

Item 16. Exhibits.

(1)(a)	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Form 8-A (File No. 001-33901) filed on January 2, 2008).

(1)(b)	Certificate of Amendment to the Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).

(1)(c)	Certificate of Correction to the Certificate of Amendment to the Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a)(3) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-146743) filed on June 6, 2008).

(1)(d)	Certificate of Amendment to Registrant’s Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33901) filed on May 5, 2010).

(1)(e)	Certificate of Amendment to the Registrant’s Certificate of Incorporation (Incorporated by reference to Exhibit (a)(5) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on April 2, 2013).

(1)(f)	Certificate of Amendment to the Registrant’s Certificate of Incorporation (Incorporated by reference to Exhibit (a)(5) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on April 2, 2013).

(2)	Fourth Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Form 8-K (File No. 814-00755) filed on January 29, 2018).

(3)	Not applicable

(4)	Agreement and Plan of Merger among Oaktree Strategic Income Corporation, the Registrant, Lion Merger Sub, Inc. and Oaktree Fund Advisors, LLC (for the limited purposes set forth therein), dated as of October 28, 2020 (Incorporated by reference to Exhibit 2.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00755) filed on October 29, 2020).

(5)(a)	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 filed with the Registrant’s Form 8-A (File No. 001-33901) filed on January 2, 2008).

(5)(b)	Indenture, dated April 30, 2012, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit (d)(4) filed with the Registrant’s Registration Statement on Form N-2 (File No. 333-180267) filed on July 27, 2012).

(5)(c)	Fourth Supplemental Indenture, dated as of October 17, 2017, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 filed with the Registrant’s Form 8-K (File No. 814-00755) filed on October 17, 2017).

(5)(d)	Fifth Supplemental Indenture, dated as of February 25, 2020, relating to the 3.500% Notes due 2025, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 filed with the Registrant’s Form 8-K (File No. 814-00755) filed on February 25, 2020).

(5)(e)	Form of 3.500% Notes due 2025 (included as Exhibit A to Exhibit 5(d) hereto).

(6)	Investment Advisory Agreement, dated as of May 4, 2020, between the Registrant and Oaktree Fund Advisors, LLC (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 10-Q (File No. 814-00755) filed on May 7, 2020).

(7)	Not applicable.

(8)	Not applicable.

(9)	Custody Agreement (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 10-Q (File No. 001-33901) filed on January 31, 2011).

(10)	Not applicable

(11)	Opinion and Consent of Proskauer Rose LLP with respect to the legality of shares (Incorporated by reference to Exhibit 11 filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on November 23, 2020).

(12)	Opinion and Consent of Proskauer Rose LLP supporting tax matters and consequences to stockholders discussed in the joint proxy statement/prospectus*

(13)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on October 28, 2010).

(13)(b)	Senior Loan Fund JV I, LLC Limited Liability Company Agreement, dated May 2, 2014, by and between the Registrant and Trinity Universal Insurance Company (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Form 8-K (File No. 001-33901) filed on May 7, 2014).

(13)(c)	Administration Agreement, dated as of September 30, 2019 between the Registrant and Oaktree Administrator (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 8-K (File No. 814-00755) filed on October 2, 2019).

(13)(d)	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 25, 2019, among the Registrant, as Borrower, the lenders party thereto, ING Capital LLC, as administrative agent, ING Capital LLC, JPMorgan Chase Bank, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as syndication agents (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00755) filed on February 26, 2019).

(13)(e)	Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of December 13, 2019, among the Registrant, as Borrower, the lenders party thereto from time to time and ING Capital LLC, as administrative agent for the lenders thereunder (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00755) filed on December 17, 2019).

(13)(f)	Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 6, 2020, among the Registrant, as Borrower, the lenders party thereto from time to time and ING Capital LLC, as administrative agent for the lenders thereunder (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 10-Q (File No. 814-00755) filed on May 7, 2020).

(13)(g)	Incremental Commitment and Assumption Agreement, dated as of October 28, 2020, made by the Registrant, as Borrower, the assuming lender party hereto, as assuming lender, and ING Capital LLC, as administrative agent and issuing bank relating to the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 25, 2019 among Oaktree Specialty Lending Corporation, as Borrower, the lenders party thereto, ING Capital LLC, as administrative agent, ING Capital LLC, JPMorgan Chase Bank, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as syndication agents (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00755) filed on October 29, 2020).

13(h)	Incremental Commitment Agreement, dated as of December 28, 2020, made by Oaktree Specialty Lending Corporation, as Borrower, MUFG Union Bank, N.A., as increasing lender, and ING Capital LLC, as administrative agent and issuing bank relating to the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 25, 2019 among Oaktree Specialty Lending Corporation, as Borrower, the lenders party thereto, ING Capital LLC, as administrative agent, ING Capital LLC, JPMorgan Chase Bank, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as syndication agents (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-01013) filed on December 29, 2020).

13(i)	Amendment No. 3 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of December 10, 2020, among Registrant, as Borrower, the lenders party thereto from time to time and ING Capital LLC, as administrative agent for the lenders thereunder (Incorporated by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K (File No. 814-00755) filed on December 14, 2020).

(14)(a)	Consent of Ernst & Young LLP (Oaktree Specialty Lending Corporation) (Incorporated by reference to Exhibit 14(a) filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on January 19, 2021).

(14)(b)	Consent of Ernst & Young LLP (Oaktree Strategic Income Corporation) (Incorporated by reference to Exhibit 14(b) filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on January 19, 2021).

(15)	Not applicable

(16)	Power of Attorney (Included on, and incorporated by reference to, the signature page to the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on November 23, 2020).

(17)(a)	Form of Proxy Card of Oaktree Specialty Lending Corporation (Incorporated by reference to Exhibit 17(a) filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on November 23, 2020).

(17)(b)	Form of Proxy Card of Oaktree Strategic Income Corporation (Incorporated by reference to Exhibit 17(b) filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on November 23, 2020).

(17)(c)	Consent of Houlihan Lokey Capital, Inc. (Incorporated by reference to Exhibit 17(c) filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-250891) filed on January 19, 2021).

*	Filed herewith.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment will be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Los Angeles, and State of California, on the 19th day of March 2021.

OAKTREE SPECIALTY LENDING CORPORATION
By:	/s/ Armen Panossian
Armen Panossian
Chief Executive Officer and Chief Investment Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Armen Panossian	Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)	March 19, 2021
Armen Panossian

/s/ Mel Carlisle	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 19, 2021
Mel Carlisle

*	Director and Chairman	March 19, 2021
John B. Frank

*	Director	March 19, 2021
Deborah A. Gero

*	Director	March 19, 2021
Craig A. Jacobson

*	Director	March 19, 2021
Richard G. Ruben

*	Director	March 19, 2021
Bruce Zimmerman

*By:	/s/ Mel Carlisle
Name: Mel Carlisle
Title: Attorney-in-fact

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